

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 2, 2022

Chad Kuhlers
Chief Executive Officer
Golden Grain Energy
1822 43rd Street SW
Mason City, IA 50401

> **Re: Golden Grain Energy, LLC**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 29, 2021**
> **File No. 000-51177**

Dear Mr. Kuhlers:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Joe Leo, Esq.